

TSX: NGD NYSE American: NGD

NEW GOLD PROVIDES NOTICE OF RELEASE OF SECOND QUARTER 2025 RESULTS AND CONFERENCE CALL

July 7, 2025 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) is providing notice that it will release its second quarter 2025 operational and financial results before market open on Monday, July 28, 2025. The Company will also host its second quarter 2025 earnings conference call and webcast on Monday, July 28, 2025 at 8:30 am Eastern Time.

Second Quarter 2025 Conference Call and Webcast

- Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://app.webinar.net/oD2LAzlMWzE
- Participants may also listen to the conference call by calling North American toll free 1-800-715-9871, or 1-647-932-3411 outside of the U.S. and Canada, passcode 7817280.
- To join the conference call without operator assistance, you may register and enter your phone number at https://registrations.events/easyconnect/7817280/recSNCwFi9wmywJPB/ to receive an instant automated call back.
- A recorded playback of the conference call will be available until August 28, 2025 by calling North American toll free 1-800-770-2030, or 1-647-362-9199 outside of the U.S. and Canada, passcode 7817280. An archived webcast will also be available at www.newgold.com

About New Gold
New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the New Afton copper-gold mine and the Rainy River gold mine. New Gold's vision is to be the most valued intermediate gold and copper producer through profitable and responsible mining for our shareholders and stakeholders. For further information on the Company, visit **www.newgold.com**.

For further information, please contact:

Ankit Shah
Executive Vice President and Chief Strategy Officer
Direct: +1 (416) 324-6027
Email: ankit.shah@newgold.com

Brandon Throop
Director, Investor Relations
Direct: +1 (647) 264-5027
Email: brandon.throop@newgold.com